EXHIBIT L-1


          New York -- (BUSINESS WIRE) -- S&P CreditWire 10/14/97 --

          Standard & Poor's today affirmed its ratings on GPU Inc. subsidiaries Jersey Central Power & Light Co., Metropolitan Edison Co. and Pennsylvania Electric Co. following the announcement by GPU that it will purchase PowerNet, the high-voltage transmission company for the Australia State of Victoria, for U.S. $1.88 billion.

          The outlook on Jersey Central Power and Pennsylvania Electric remains stable; the outlook on Metropolitan Edison remains positive. GPU will finance this acquisition initially with $1.405 billion of non-recourse bank debt, a $425 million bridge equity loan, and $50 million of cash equity. While this incremental debt load is significant, management has indicated its intent to pay it down rapidly, principally with the proceeds from six to seven million new shares of common stock (about $37 current share price), perhaps issued as soon as early 1998, and from divesting its fossil and hydro generating facilities. Under current regulatory requirements, GPU must also sell down to no more than 20% its 50% ownership interest in Solaris Power, a distribution company in Victoria. Any net proceeds from this sale would also be applied against outstanding debt.


          The purchase of PowerNet is consistent with GPU's stated strategy of exiting the higher-risk generation business and focusing on the more stable transmission and distribution businesses, both domestically and in mature international markets. Standard & Poor's believes that the success of this strategy will improve the overall business risk profile of GPU. PowerNet itself generates a very stable revenue stream, which varies only marginally with usage. This company is expected to be self- financing with respect to the acquisition-related debt that will reside on its balance sheet.

          RATINGS AFFIRMED
          Jersey Central Power & Light Co.
               Corp credit rtg                         BBB+
               Sr secd debt                            BBB+
               Pfd stk                                 BBB
          Metropolitan Edison Co.
               Corp credit rtg                         BBB+
               Sr secd debt                            BBB+
               Sr unsecrd debt                         BBB
               Pfd stk                                 BBB
          Pennsylvania Electric Co.
               Corp credit rtg                         A-
               Sr secd debt                            A-
               Pfd stk                                 BBB+